Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

FARO Technologies, Inc.

	Three months ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Pretax Income <loss>	$4,025,069	$604,527	$9,776,406	$9,897,790	$15,289,165	$9,435,270	$(1,804,831)
Interest Expense	2,340	2,237	16,343	89,272	12,068	46,351	28,036
Interest Portion of Rent Expense	304,117	329,100	1,316,400	922,400	660,400	459,200	401,600

ADJUSTED EARNINGS <LOSS>	$4,331,526	$935,864	$11,109,149	$10,909,462	$15,961,633	$9,940,821	$(1,375,195)

Interest Expense	$2,340	$2,237	$16,343	$89,272	$12,068	$46,351	$28,036
Interest Portion of Rent Expense	304,117	329,100	1,316,400	922,400	660,400	459,200	401,600

FIXED CHARGES	$306,457	$331,337	$1,332,743	$1,011,672	$672,468	$505,551	$429,636

Ratio of earnings to fixed charges	14.1	2.8	8.3	10.8	23.7	19.7	N/A

Insufficiency of earnings to cover fixed charges							$1,804,831